

July 14, 2020

Andrea Marques de Almeida
Chief Financial Officer and Chief Investor Relations Officer
Petróleo Brasileiro S.A. – Petrobras
Avenida Republica do Chile, 65—23rd Floor
20031-912—Rio de Janeiro—RJ—Brazil

> **Re: Petróleo Brasileiro S.A. – Petrobras**
> **Registration Statement on Form F-4**
> **Filed July 6, 2020**
> **File No. 333-239714**

Dear Ms. Almeida:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed July 6, 2020

Exhibits

1. Please file the articles of association for co-registrant Petrobras Global Finance B.V. as currently in effect, along with any amendments. See Item 601(b)(3)(i) of Regulation S-K.

General

2. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to the Form 20-F filed by Petróleo Brasileiro S.A.—Petrobras for the fiscal year ended December 31, 2019 have been resolved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Francesca L. Odell